February 12, 2014

Mr. Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Via EDGAR

Re:
LF George Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
Filed August 6, 2013
File No. 333-190403

Dear Mr. Kluck:

We have received your letter dated August 30, 2013 providing comments to the Company’s Registration Statement.  We have set forth below in bold and italics the comments in your letter followed by our responses to each comment.

Simultaneous with the submission of this letter to you, we are filing on the EDGAR filing system of the U.S. Securities and Exchange Commission an amendment to the Registration Statement.  As Appendix A to this letter, we submit the amended Registration Statement with revision marks to show changes that have been made in response to your comments.

General

1.           Since you appear to qualify as an "emerging growth company," as defined in the
Jumpstart Our Business Startups Act, please:

●      Disclose that you are an emerging growth company;

●      Describe how and when a company may lose emerging growth company status;

●
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●      State your election under Section 107(b) of the JOBS Act:

-
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

-
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

The prospectus has been revised to disclose that the Company is an emerging growth company as defined in the JOBS Act. The Amended Registration Statement has also been revised to describe certain exemptions available to the Company and the Company’s election under Section 107(b) of the JOBS Act. The requested risk factor has also been provided

2.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company advises the staff of the US Securities and Exchange Commission (the “Staff”) that no such written communications or research reports have been presented, published or distributed as of the date of this letter. If such written communications or research reports are subsequently presented, published or distributed, the Company undertakes to provide the Staff with copies of all such documents.

3.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

The Company has updated the financial statements included in the Registration Statement. They now cover the fiscal years ended September 30, 2012 and September 30, 2013.  We have made corresponding changes throughout the Registration Statement, most notably to “Management’s Discussion and Analysis of Financial Condition and Results of Operation”.

4.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company does not intend to use any graphics, maps, photographs, and related captions or other artwork (including logos) in the prospectus.

5.
We note that there is currently no market for your common shares. Given this, please revise your cover page and plan of distribution to provide that selling security holders will sell the common stock at a fixed price, which is quantified in your prospectus, until your securities are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933.

We have revised the cover page of the Prospectus and the section entitled “Plan of Distribution” to reflect that the selling security holders will sell the common stock at a fixed price until the common stock is quoted on the OTC Bulletin Board and, if accepted for quotation, thereafter at prevailing market prices or privately negotiated prices.

Cover page of the Registration Statement

6.	Please mark the cover page to clarify, as appropriate, if you are relying on Rule 415 of Regulation C.

We intend to rely on Rule 415 of Regulation C and have revised the cover page of the Registration Statement to clarify our intention.

Prospectus Cover Page

7.           Please disclose the offering price of the securities. See Item 501(b)(3) of Regulation S-K.

We have revised the cover page of the Prospectus to disclose the offering price.

8.	Please revise to highlight your cross reference to the risk factors section. Please refer to Item 501(b)(5) of Regulation S-K.

We have revised the cover page of the Prospectus to highlight the cross reference to the risk factor section.

Table of Contents

9.	Please revise your disclosure in the second paragraph hereunder to clarify that the prospectus will be updated to the extent required by law.

We have revised the second paragraph under the table of contents to clarify that the Prospectus will be update as required by law.

Prospectus Summary

General

10.	Please revise your summary to discuss the key aspects of your offering, such as, the company's current operations and summary financial information. See Item 501(a) of Regulation S-K.

We have revised the section entitled “Prospectus Summary” to include the requested disclosure.

Risk Factors

General

11.
Please review your risk factor captions to ensure that they clearly and concisely describe the relevant risks. For example, the second risk factor under the Risk Relating to Our Business subheading does not specifically describe the attending risk to your ability to develop and implement your business plan if you are unable to secure additional funds. Please revise accordingly.

We have reviewed and revised the captions to our risk factors to ensure that they describe the risk and the condition that has brought about that risk.

Risk Relating to Our Business, page 1

General

12.	Revise to include a risk factor to make clear, if true, that management does not have any public company experience.

We have added a risk factor (entitled “We may face difficulty complying properly with the reporting requirements of U.S. securities laws as none of our officers and directors has public company experience.”) to the section entitled “Risk Factors – Risks Relating to Our Business” setting out why and how management’s lack of public company experience could harm the Company.

The current economic and financial crisis.., page 1

13.
Please revise the risk factor narrative under this subheading and elsewhere in this section to more accurately capture your specific risks. Please also review your risk factors and eliminate those generic risks applicable to any public company or revise accordingly to more pointedly address your business.

We have revised the risk factors set out in this section to more accurately set out the risks facing the Company.  We have removed some risks that could have been deemed generic and revised others to make them address our Company more specifically.

Determination of Offering Price, page 5

14.
Please disclose whether the company intends to have its common stock listed on an exchange or quoted on the OTC Bulletin Board or other specified market. Also revise accordingly the Distribution section

We have revised the Registration Statement, including the section entitled “Plan of Distribution”, to disclose that the company intends to have its common stock listed on the OTC Bulletin Board.

Selling Stockholders, page 5

15.           We note that the selling shareholder table is based on ownership of common stock as of March 31, 2013. Please update the table.

The Company has updated this table, and other references to shareholder ownership found in the Registration Statement, from March 31, 2013 to December 31, 2013.

16.	Please identify, if any, all selling stockholders that are broker-dealers. We may have further comment.

None of the selling shareholders is a broker-dealer registered under the Securities Exchange Act of 1934. We confirm that, to the best of our knowledge, each of the selling shareholders purchased the securities being registered on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

17.	If applicable, please clarify whether any of the selling stockholders are affiliates of broker-dealers.

To the best of our knowledge, none of the selling shareholders may be considered an affiliate of  registered broker-dealers.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 9

18.	Please tell us what you mean by "traditional property management services." Revise to fully discuss the range of services you intend to provide.

We have revised the disclosure to more fully describe what services are encompassed by “traditional property management services”.

19.
Please supplement your disclosure here and in the business section to briefly explain how you characterize "small to medium sized commercial properties." Please also better describe the residential properties you intend to manage. For instance, do you plan to manage single family homes, townhouses and multi-family properties? Please also revise to discuss more specifically the regions within the State of California that you intend to target.

We have revised the disclosure to (i) better describe the type of residential properties that we will target, (ii) define small-sized residential properties and medium-sized residential properties, (iii) clarify that we do not intend to manage single family homes, townhouses and multi-family homes, (iv) define small-sized commercial properties and medium-sized commercial properties and (v) discuss the regions within California upon which we will initially concentrate.

Plan of Operations, page 9

20.
Please revise to provide the information requested by Items 101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the categories of expenditures and expected sources of such funding. Please discuss the likely alternatives for satisfying your capital needs, in light of your discussion in the risk factors section of the relative unavailability of additional financing.

We have revised the disclosure in this section of the registration statement per your request.

21.	Considering your limited cash on hand, explain further how you plan to expand your services and develop the online component of your business.

We have revised the disclosure in this section of the registration statement per your request.

Description of Business

Description of Business, page 14

22.	Please revise this section to distinguish those services that you have provided from those you have not yet provided.

We have revised the disclosure in this section of the registration statement per your request.

23.
We note that the company has entered into several material agreements. In this section, please identify these agreements and name the parties to the agreements. Also discuss the principal terms of each agreement.

We have revised the section entitled “Description of Business” to discuss disclose the Company’s material agreements, the dates of those agreements, the principal terms thereof and the parties thereto.

24.
To the extent available, please expand, in this section, to explain in more detail trends specific to the California property management market and how such trends generally translate to demand for your services in both the commercial and residential sectors.

We have revised the disclosure in this section to discuss trends in the property management market in the greater San Francisco Bay Area.

Government Regulation, page 17

25.
We note your disclosure that under California law, a property management company is required to operate under a valid real estate broker's license. Please disclose whether the company has a real estate broker's license and when it obtained such a license. Also discuss whether the company has been in compliance with California law for purposes of conducting property management services with a valid real estate broker's license.

We have revised the disclosure in this section to state that the Company’s Chief Financial Officer has had a valid real estate broker’s license since 2009 and that the Company has been in compliance with California law for purposes of conducting property management services.

Management

Directors, Executive Officers and Corporate Governance, page 17

26.
Please describe in more detail Mr. Lam's business experience in the last five years, focusing in particular on the nature of Mr. Lam's property management services referenced in the forepart of the registration statement.

The Registration Statement has been revised per the comment above.

Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Lam should serve as a director. Please also include parallel disclosure for your remaining officers and directors.

The Registration Statement has been revised per the comment above.

Certain Relationships and Related Transactions and Director Independence, page 22

27.
Please revise to identify your promoter(s), including, if applicable, Mr. Lam, and discuss the related transactions with such person(s), to the extent they have not been disclosed. Refer to Item 404(c) of Regulation S-K.

We have revised the Registration Statement to disclose that George Lam is a promoter of the Company.  The Registration Statement already sets out his transactions with the Company.  The Company has no other promoters.

28.	In the business section, please discuss the principal terms of the consulting agreement with William Mui.

We have revised the section entitled “Description of Business” to discuss the principal terms of this agreement.

29.	Please file as an exhibit, the agreement between the company and Genik Investment and Infinitel Communications. Also discuss in the business section, the principal terms of this agreement.

We have revised the section entitled “Description of Business” to discuss the principal terms of the agreement between Genik Investments and the Company, and we have provided a copy of that as an exhibit to the Registration Statement.

We do not believe that the agreement between Infinitel Communications and the Company for the development of the web site is material as the only document setting out the terms of the agreement is really just a signed invoice and payment schedule for a project that was completed over two years ago.  As a result, we have not included the agreement as an exhibit to the Registration Statement.  We are including a copy of the signed invoice and payment schedule hereto as Appendix B.  If you disagree with our assessment, please let us know and we will attach the same as an exhibit to the Registration Statement.

Part II. Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page 45

30.
We note that the company relied upon Rule 506 of Regulation D for its recent sales of unregistered securities. Please tell us whether you filed a Form D with the Commission regarding the offer and sale of these securities, and if not, explain why.

The Company failed to file a Form D with the Commission as the result of administrative oversight.  The Company has subsequently filed a Form D with the Commission on October 9, 2013.

Item 16. Exhibits and Financial Statement Schedules, page 47

31.           Please file executed copies of your agreements.

We have attached executed copies (with electronic conforming signatures) of the material agreements that the Company has entered into as exhibits to the Registration Statement.

32.	Please provide a draft copy of your legal opinion if you are not in a position to file such opinion with your amendment. Note that the draft opinion should be filed as EDGAR correspondence.

We have attached a draft of the opinion as Appendix C.

Signatures, page II-6

33.
Please include in their individual capacities the signatures of your principal executive officer, principal financial officer, and controller or principal accounting officer. Note that if a signatory occupies more than one position, you should indicate each capacity in which he or she signs the registration statement. Refer to the instructions under the Signatures section of Form S-1 for guidance.

We have revised the signature page to the Registration Statement to make the requested change.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement and the Definitive Information Statement, (ii) comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Preliminary Information Statement or the Definitive Information Statement and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact me.

Sincerely,

LF George Holding, Inc.

/s/ George Lam

cc:
    Isaac Esquivel, Staff Accountant
    Daniel Gordon, Accounting Branch Chief
    Jerard Gibson, Attorney-Advisor

Appendix A

As filed with the Securities and Exchange Commission on February 12, 2014
Registration No. 333-190403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LF GEORGE HOLDINGS, INC.
(Name of Issuer in Its Charter)

Delaware
(State or other jurisdiction of incorporation)
6531		45-1626074
(Primary Standard Industrial Classification Code Number)		(IRS Employer Identification No.)
159 El Camino Real, Millbrae, CA 94030 650 - 697 -3800
(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Business Filings Incorporated
108 W 13th Street
Wilmington, DE 19801
702-871-8678

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:
William S. Rosenstadt
Sanders Ortoli Vaughn-Flam Rosenstadt LLP
501 Madison Avenue – 14th Floor
New York, NY 10022
Telephone: 212-588-0022
Fax: 212-826-9307

As soon as practicable after this registration statement becomes effective.
Approximate date of commencement of proposed sale to the public

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: X

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. o

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer o
Non-accelerated filer o (Do not check if a smaller reporting company)	Smaller reporting company X

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Security (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Common stock, par value $0.01	1,286,000 shares	$1.00	$1,286,000	$175.41
Total	1,286,000 shares	$1.00	$1,286,000	$175.41

(1)	Pursuant to Rule 416, there are also being registered such additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)
There is no public market for our common stock.  The fixed price of $1.00 bears no relationship to assets, earnings, or any other valuation criteria and has been arbitrarily determined as the selling price. The shares offered hereby may not have a market value and may not be able to be sold at this, or at any, price. The shares being offered may not be able to be resold at the offered price if and when an active secondary market develops.  The absence of a public market for our stock will make it difficult to sell your shares.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this Prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION
DATED _________________, 2014

LF GEORGE HOLDINGS, INC.
1,286,000 shares of common stock

 LF George Holdings, Inc. has received a small amount of revenues from operations to date. This Prospectus relates to an offering of 1,286,000 shares of common stock that is being made by certain of our shareholders. Throughout this Prospectus, we refer to the shares of common stock as the Shares or the Securities.

  Our common stock is not traded on any public market and, although we intend to apply to have our common stock quoted on the Over-the-Counter Bulletin Board, we may not be successful in such efforts, and our common stock may never trade in any public market.

 The offering price for these securities has been set at $1.00 per common share until our securities are quoted on the OTC Bulletin Board, if they are ever listed.  Subsequent to the quotation of our securities, the Shares may be sold at prevailing market prices or at privately negotiated prices pursuant to the Plan of Distribution. We might never secure a quotation symbol and a liquid market for our shares might never develop.

 The selling security holders will receive all proceeds from the sale of the shares of our common stock in this offering. We will not receive any proceeds from the sale of the common stock offered through this Prospectus by the selling security holders. We have agreed to bear all expenses, other than transfer taxes of registration, incurred in connection with this offering, but all commissions, selling and other expenses incurred by the selling security holders to underwriters, agents, brokers and dealers will be borne by them. There is no minimum amount of securities that may be sold. There are no underwriting commissions involved in this offering. Selling security holders will pay no offering expenses.

 We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

 Investing in the Securities involves a high degree of risk. See "Risk Factors" beginning on page 1 of this Prospectus.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

 The date of this Prospectus is _______________, 2014.

TABLE OF CONTENTS

Prospectus Summary	ii
Risk Factors	1
Special Note Regarding Forward-Looking Statements	4
Legal Proceedings	4
Use of Proceeds	4
Dividend Policy	5
Determination of Offering Price	5
Dilution	5
Selling Stockholders	6
Plan of Distribution	7
Management’s Discussion and Analysis of Financial Condition and Results of Operations	9
Description of Business	13
Management	16
Executive Compensation	20
Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters	20
Certain Relationships and Related Transactions and Director Independence	21
Market for Common Equity and Related Shareholder Matters	22
Description of Securities	22
Experts	23
Legal Matters	23
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	23
Additional Information	23
Index to Financial Statements	24

Offers to sell, and offers to buy, the Shares are being made only in jurisdictions where offers and sales are permitted.

In making a decision whether or not to buy any of the Shares offered by this Prospectus, you should rely only on the information contained in the Prospectus. We have not authorized anyone to provide you with information different from that which is contained in the Prospectus. While the prospectus will be updated to the extent required by law, you should assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate only on the date set forth on the front of the document even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

In this Prospectus, unless the context indicates otherwise, the terms "LF George", "we", "us" and "our" refer to LF George Holdings, Inc., and unless otherwise indicated, its wholly-owned subsidiary.

For investors outside the United States: Neither we nor, to our knowledge, any other person has done anything that would permit this offering or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this Prospectus.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this Prospectus. This summary does not contain all the information you should consider before investing in the Shares. Before making any investment decision, you should read the entire Prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements.

LF George and its Business

LF George Holdings, Inc. (“the Company”) is a corporation incorporated in the State of Delaware on March 18, 2011. We are currently located at 159 El Camino Real, Millbrae, CA 94030.

Through our wholly-owned subsidiary LFG Management Corp (“LFGM”), which is a corporation incorporated in the State of California on May 5, 2011, we seek to provide traditional property management services to small to medium-sized commercial and residential property owners in the San Francisco Bay Area, Northern California. These services include maintenance (such as property inspections, landscaping, painting, restoration and general maintenance), administrative services (such as collecting rent and maintenance fees and sourcing and paying suppliers) and other services (such as lease negotiation and tenant evaluation). When appropriate, we will outsource these services to third parties.

We currently provide property management services for two properties located in San Francisco, California.  We will initially focus our business on the greater San Francisco Bay Area and, depending on our success therein, expand into the rest of Northern California.

There are numerous risks and uncertainties that we must overcome before we will be able to expand our services and obtain new clients. See "Risk Factors" beginning on page 1 of this Prospectus.

The Offering

Shares offered:	1,286,000 shares
Common stock	There are 9,786,000 shares of common stock outstanding at the time of this offering

Risk factors	The Common Stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” below.

Use of proceeds	We are not selling any shares of the common stock covered by this prospectus, and, as a result, will not receive any proceeds from this offering.

Summary of Financial Data

The summarized consolidated financial data presented below is derived from and should be read in conjunction with:

●	our audited consolidated financial statements for the fiscal years ended September 30, 2013 and 2012 and

●
the notes to those financial statements which are included elsewhere in this prospectus along with the section entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations”.

	For the year ended September 30, 2013	For the year ended September 30, 2012
Revenues	$45,600	$41,200
Net income (loss)	$(32,377)	$13,248
Basic Income/(Loss) per share	$(0.00)	$0.00

	As at September 30, 2013	As at September 30, 2012
Working Capital	$149,187	$103,815
Total Assets	$153,187	$110,304
Total Shareholders’ Equity	$149,187	$108,164
Accumulated Deficit	$(46,863)	$(14,486)

RISK FACTORS

An investment in the Shares offered by this Prospectus involves a substantial risk of loss. Before you invest, you should carefully consider the risks and uncertainties described below and the other information in this Prospectus. If any of the following risks materialize, our business, operating results and financial condition could be harmed and the value of our common stock could decline. This means that you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our operations.

Risks Relating to Our Business

We have a limited operating history, which makes it difficult to predict future prospects and financial performance.

Our business plan is speculative and mostly unimplemented. We may never succeed in implementing our business plan. Part of our business plan involves managing additional properties and attracting customers to our online portal. We may fail in this endeavor if we fail to:

●	expand our property management service,
●	increase awareness of our service,
●	strengthen customer loyalty,
●	respond effectively to competitive pressures,
●	continue to develop and upgrade technology or
●	attract, retain and motivate qualified personnel.

As of the date of this Prospectus, we have signed up two properties under our property management team. Since our online portal is still under construction, we do not have any customers using the portal website at this time.

The auditor’s report accompanying our financial statements for the years ended September 30, 2013 and 2012 contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

The consolidated financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of September 30, 2013, we had a working capital of $149,187.  Additionally, we have incurred losses of $46,863 since inception.  Further losses are anticipated raising substantial doubt as to our ability to continue as a going concern.

If we are unable to raise additional capital and generate adequate revenue through our property management service collected by our subsidiary LFG Management Corp. (“LFGM”), we will eventually no longer be able to fund ongoing services and will cease to continue as a going concern.

An inability to obtain additional financing could adversely impact our ability to expand, or even continue, operations.

We estimate that we will need approximately $130,000 over the next 12 months to fully implement our business plan. As of September 30, 2013, we had cash of $153,187. We will need to raise additional funds to implement our business plan in the long run. If we are not able to raise those additional funds, we will be forced to reduce the scope of our business plan. We have no commitments for any future funding, and may not be able to obtain additional financing or grants on terms acceptable to us, if at all, in the future. If we are unable to obtain additional capital, this would restrict our ability to grow and may require us to curtail or discontinue our business operations. Additionally, while a reduction in our business operations may prolong our ability to operate, that reduction could harm our ability to implement our business strategy. If we can obtain any equity financing, it may involve substantial dilution to our then existing shareholders.

We may face difficulty complying properly with the reporting requirements of U.S. securities laws as none of our officers and directors has public company experience.

Our officers and directors do not have public company experience, and this lack of experience could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. None of our management has had responsibility for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our management may not be able to implement programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance and reporting requirements, including establishing and maintaining internal controls over financial reporting. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy in which event you could lose your entire investment in our company.

The current economic and financial crisis may limit our ability to find new clients or to expand our business.

The property management industry is directly affected by the overall economy in general and the housing market in particular. The crisis in the financial markets and ensuing credit crunch since the second half of 2008 led to a severe economic recession worldwide.  Both the general economy and the housing market in our current area of operation and that where we expect to expand were negatively impacted.  The recovery that has begun since then is fragile and the outlook for 2014 is uncertain. A continuation or worsening of unfavorable economic conditions, including the ongoing credit and capital markets disruptions, and the rise in interest rates due to the bond tapering by the Federal Reserve Bank at the end of 2013 could have an adverse impact on our business, including reducing those persons looking to rent or property owners looking for service providers to manage their properties.  Were this to occur, we might not expand as projected, and we could experience declines in revenues, profitability and cash flows as a result of fewer clients, delays or defaults in payment or other factors caused by the economic problems of our customers and prospective customers. Additionally, our ability to access the capital markets may be restricted at a time when we would like, or need to raise capital, which could have an impact on our flexibility to react to changing economic and business conditions.

As the majority of our outstanding common shares are held by a few shareholders, we could fail to take important business decisions if they disagree with those decisions.

The ownership of

our common stock is concentrated in a handful of people who are also members of our management.  George Lam, Chief Executive Officer and Chairman of the Board of Directors, Henry Lam, Chief Financial Officer, Alex Lam, Chief Technology Officer, Winnie Lam, Director, Virginia Lam, Director and Elizabeth Lam, Director, owned a combined 85.3% of the outstanding voting common stock as of February 7, 2014. George Lam is the father of Henry Lam, Alex Lam, Winnie Lam, Virginia Lam and Elizabeth Lam.  As a result, they possess, and will continue to possess, combined majority control over our business. For instance, they may elect our board of directors, authorize significant corporate transactions or prevent a future change in control of our Company. They have the ability to control any vote brought up before the shareholders and may end up voting against the Company’s or your interest.  As Delaware law and our charter documents allow for shareholder action to be taken by the written consent of shareholders representing the voting interest required to take such action, you may never even get to vote on any corporate actions.

The Company does not expect to be able to pay dividends in the near future, and if it does not, you must rely on a positive valuation of the Company’s common stock to recoup your investment.

To date, we have not paid, nor do we plan to pay in the foreseeable future, dividends on our common stock, even if we become profitable. Earnings, if any, are expected to be used to advance our activities and for general corporate purposes, rather than to make distributions to stockholders. Investors will likely need to rely on an increase in the price of the Shares to profit from their investment. There are no guarantees that any market for our common stock will ever develop or that the price of our stock will ever increase or even be maintained.

We currently receive our revenue only from one customer, LF George Properties Corp., a related party, and are vulnerable to changes in its business and our relationship with this customer.

Since our inception, we have had only one customer, LF George Properties Corp., which continues to generate 100% of our revenue. This customer is an affiliate of George Lam, our majority shareholder, Chairman and CEO. If George Lam were to cease to be involved with our company, the relationship with this client could end as well. If this customer changes its business plans, reduces or suspends its operations or chooses to use any of our competitors, then, unless we replace this customer with a new one that requires a similar level of service, there will be a substantial negative effect on our future revenues and earnings.

Although our management has attempted to keep its relationship with this customer on an arm’s-length basis, we may not have been successful in doing so and may not be able to do so in the future.

The Company may not be prepared to face the existing and future competition.

The Company will face competition from other companies managing properties, particularly in northern California. They may have substantially more experience and resources than we do.  Even if the number of competitors that we will face is limited, a lower number of competitors makes us vulnerable to competitors that act irrationally or are able to operate at zero or negative margins, have longer operating histories, more market experience and contacts and greater financial resources than the Company. If the Company is not able to compete effectively, it could lose business opportunities and/or existing clients.

Your recourse against our Directors liability may be limited by our charter documents.

Pursuant to the Company’s Articles of Incorporation, the Directors will not be liable to the Company or any stockholders for monetary damages for any breach of fiduciary duty, except (i) acts that breach his or her duty of loyalty to the Company or its stockholders, (ii) acts or omissions without good faith, (iii) acts involving intentional misconduct or knowing violation of the law, (iv) pursuant to Section 174 of the Delaware Corporate Law or (v) for any transaction from which the director derived an improper personal benefit. If in the future you believe that you have a legitimate grievance against one of our Directors, your ability to successfully pursue a claim in a court of law may be limited by these clauses.

We depend on our executive management and other personnel, and we may not be able to replace such persons if they were no longer with the Company.

We are a relatively small company that relies on the experience and connections of our management.  We believe that the continuing availability and dedication of our limited staff is vital to our operations. Our success depends to a significant extent upon our key management, including Mr. George Lam, our CEO. If he or other members of management were no longer with us, we may not be successful in attracting and retaining the personnel we require to market and provide our services and to conduct our operations successfully. Failure to retain such personnel or find suitable replacements would have a material adverse effect upon our business. Additionally, we do not have “key-person” life insurance covering any of our directors and officers.

A lack of independent directors could result in a Board of Directors that does not thoroughly represent the interests of minority shareholders.

We currently have no independent directors, and our Board of Directors may never have a majority of independent directors in the future. In the absence of a majority of independent directors, our CEO and CFO, who are also directors, could establish policies and enter into transactions without independent review and approval thereof. This could present the potential for a conflict of interest between us and our shareholders generally and the controlling officers, shareholders or directors. This risk is increased by our sole customer being a related party.  The absence of an independent director who could provide a more neutral point of view could jeopardize your interests

Our substantial exposure to liability could result in costly litigation, settlements or awards.

As a property manager, we carry a liability risk in connection with any property that we manage, including for accidents that occur on that property if the injured person can prove that we were negligent. Even if we are not negligent, any such accident could still prove costly as it may require significant legal expenditures to defend or we may choose to settle a lawsuit rather than further risk a judgment against us. We do not carry any insurance to cover the cost of any such liability or the legal costs of defending such a claim against us.

As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements that will result in you receiving less information about us than companies filing with the SEC that are not “emerging growth companies”.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

-	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

-
comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

-
submit certain executive compensation matters to shareholders advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

-
disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Relating to the Offering and the Shares

As there is no market for the Shares your ability to liquidate your investment in a public market does not exist, and it may never exist.

The Shares have not been listed, and do not trade, on any trading market or platform, including FINRA’s Over-the-Counter Bulletin Board, the Pink Sheets or the Grey Markets. Even if the Shares were to be listed on an exchange or quoted on a market, a mature market in the Shares may never develop and there could be low to no volume. As a result, the Shares are highly illiquid and you may encounter significant delay, trouble and/or expense in any resale of the Shares, if such a resale is even possible. Investors must be prepared to be unable to liquidate their investment or even lose their entire investment.

If a market develops for our shares, our share price may be volatile, and you may not be able to sell your shares of common stock at or above the cost per Share.

The stock market has experienced extreme price and volume fluctuations. These broad market and industry fluctuations may adversely affect the market price of our common stock, if there ever is a market price, irrespective of our actual operating performance. Additional factors which could influence the market price of our common stock include statements and claims made by us and other participants in our industry and public officials. The offering price for the common stock contained in the Shares may not be above that which will subsequently prevail in the market.

If large amounts of our shares held by existing shareholders are sold in the future, the market price of our common stock could decline.

At the time that this registration statement is declared effective by the SEC, a significant number of shares of our Common Stock will be eligible to be immediately sold in the market. The market price of our shares could fall substantially if our existing shareholders sell large amounts of our common stock in the public market following this offering. Even a perception by the market that Selling Stockholders may sell in large amounts after the registration statement is declared effective could place significant downward pressure on our stock price. These sales, or the possibility that these sales may occur, could also make it more difficult for us to sell equity or equity-related securities if we need to do so in the future to address then-existing financing needs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions "Risk Factors", “Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and elsewhere in this Prospectus that are forward-looking statements. You can identify these statements by forward-looking words such as "may", "will", "expect", "anticipate", "believe," "estimate" and similar terminology. Forward-looking statements address, among other things:

·	completing our business plans;

·	financing goals and plans; and

·	our expectations of when regulatory approvals will be received or other actions will be taken by parties other than us.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or which we do not fully control that will cause actual results to differ materially from those expressed or implied by our forward-looking statements. These include the factors listed under "Risk Factors" and elsewhere in this Prospectus.

Although we believe that our expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Our forward looking statements are made as of the date of this Prospectus, and we assume we are under no duty to update them or to explain why actual results may differ.

LEGAL PROCEEDINGS

We are not party to any material pending legal proceedings, and to the best of our knowledge, no such proceedings by or against us have been initiated.

USE OF PROCEEDS

As the Shares being offered hereby are owned by current shareholders, we will not receive any proceeds from this offering.

DIVIDEND POLICY

We do not anticipate paying any dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, for use in our development activities and the operation of our business. The payment of any future dividends will be subject to the discretion of our board of directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, prospects and other factors that our board of directors may deem relevant.

DETERMINATION OF OFFERING PRICE

The offering price for these securities has been set at $1.00 per common share until our securities are quoted on the OTC Bulletin Board, if they are ever listed.  Subsequent to the quotation of our securities, the Shares may be sold at prevailing market prices or at privately negotiated prices pursuant to the Plan of Distribution. We might never secure a quotation symbol and a liquid market for our shares might never develop

DILUTION

The Shares of common stock being registered pursuant to this registration statement are currently issued and outstanding. Their resale will not result in a reduction in their ownership interest in our company.

SELLING STOCKHOLDERS

We are registering the Shares of common stock in order to permit the selling stockholders to offer the Shares for resale from time to time.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the Shares of common stock held by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by the selling stockholders, based on their respective ownership of shares of common stock, as of February 7, 2014.

The third column lists the Shares of common stock being offered by this Prospectus by the selling stockholders.

The fourth column lists the Shares of common stock such selling stockholder would own if that stockholder sold all of its shares being offered hereby. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution”.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (1)	Number of Shares of Common Stock Owned After Offering and Percentage(2)
Genik Real Estate and Investment, Inc. (3)	560,000	560,000	0	0
Ronnald G. Popp	30,000	30,000	0	0
Guang Lin	30,000	30,000	0	0
Rui Zhang and Yong He Wang	30,000	30,000	0	0

Jian Hong Huang	30,000	30,000	0	0
Lei Zhou	40,000	40,000	0	0
Ying Jie Li	35,000	35,000	0	0
Jain Fei Li	15,000	15,000	0	0
Joaquin G. Santos	30,000	30,000	0	0
Yit Ngan Kwok	10,000	10,000	0	0
See Wah Wong	10,000	10,000	0	0
Kit Chan	10,000	10,000	0	0
Serena Li Ying Pang	10,000	10,000	0	0
Jingxian Feng	20,000	20,000	0	0
May Chang	10,000	10,000	0	0
Charles Lu	20,000	20,000	0	0
Anthony Wong	12,000	12,000	0	0
Loletta Wong	10,000	10,000	0	0
Douglas Darling (4)	10,000	10,000	0	0
Guo Zhen Zhang Darling	10,000	10,000	0	0
Frank Li	10,000	10,000	0	0
Yan Zhu Yu	10,000	10,000	0	0
Yanxing Zhu	100,000	100,000	0	0
Hua Qin Wang	10,000	10,000	0	0
Joseph Tsang	12,000	12,000	0	0
Susan Tsu	12,000	12,000	0	0
Patricia Ng	10,000	10,000	0	0
Samuel Ng	10,000	10,000	0	0
Perry Wing Ng	90,000	90,000	0	0
Sanford Wing Ng	90,000	90,000	0	0
Total	1,286,000	1,286,000	0	0

(1)
The number of shares of common stock listed as beneficially owned by such selling stockholder represents the number of shares of common stock currently owned and potentially issuable to such selling stockholder. For these purposes, any contractual or other restriction on the number of securities the selling stockholder may own at any point have been disregarded.

(2)
Based on 9,786,000 shares of common stock. In determining this amount, we assumed that all 1,286,000 shares included in this prospectus will be sold. If this assumption is incorrect, the number of shares and percentages included in this column will differ from what we have provided.

(3)	George Ma and Nikki Ma each own 50% of Genik Real Estate and Investment, Inc.

(4)
Douglas Darling, is the house attorney for LF Properties Corp. of which George Lam owns with other members of his immediate family, including Henry Lam, Winnie Lam, Alex Lam, Elizabeth Lam and Virginia Lam.

PLAN OF DISTRIBUTION

We are registering shares of common stock held by the selling stockholders. We will not receive any of the proceeds from the sale by the selling stockholders of the Shares of common stock. We will bear all fees and expenses incident to our obligation to register the Shares of common stock.

The selling security holders may, from time to time, sell all or a portion of their shares of common stock on any market upon which the common stock may be listed or quoted (anticipated to be the OTC Bulletin Board in the United States), in privately negotiated transactions or otherwise. Such sales may be at fixed prices prevailing at the time of sale, at prices related to the market prices or at negotiated prices. Our common stock is not traded on any exchange or in the over-the-counter market. After the date of this prospectus, we expect to have an application filed with FINRA for our common stock to be eligible for trading on the OTC Bulletin Board. Although the shares might never become eligible for trading on the OTC Bulletin Board, the selling security holders may offer and sell their shares at a fixed price of $1.00 per common share until our common stock becomes eligible for trading on the OTC Bulletin Board. This price was determined by our management’s good faith estimate of the price of the shares and is not related to an existing market price or other factor. This price was determined as a good faith estimate of the price of the shares but is not related to an existing market price or other factor. If the shares become eligible for trading on the OTC Bulletin Board, the selling stockholders may sell the shares at prevailing market prices. Notwithstanding the foregoing, the shares of common stock being offered for resale by this prospectus may be sold by the selling security holders by one or more of the following methods, without limitation:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the Registration Statement is declared effective by the SEC;

●	agreements between broker-dealers and any selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this Prospectus. In addition, the selling stockholders may transfer the Shares of common stock by other means not described in this Prospectus. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the Shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this Prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Shares of common stock from time to time pursuant to this Prospectus or any amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this Prospectus. The selling stockholders also may transfer and donate the Shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the Shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Shares of common stock is made, a Prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the Shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The selling stockholders might not sell any or all of the Shares of common stock registered pursuant to the registration statement, of which this Prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Shares of common stock to engage in market-making activities with respect to the Shares of common stock. All of the foregoing may affect the marketability of the Shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the Shares of common stock.

We will pay all expenses of the registration of the Shares of common stock pursuant to the registration rights agreement, estimated to be $90,300 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this Prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this Prospectus forms a part, the Shares of common stock will be freely tradable in the hands of persons other than our affiliates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANICAL CONDITION
AND RESULTS OF OPERATION

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•
comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•
submit certain executive compensation matters to shareholders advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Business Overview

LF George Holdings, Inc. (the “Company”) is a corporation incorporated in the State of Delaware on March 18, 2011. We are currently located in Millbrae, Northern California. We are a holding company whose subsidiary provides traditional property management services  including:

●	maintenance, such as routine property inspections, landscaping, painting, restoration, pest control, heating repairs, air conditioning repairs, and general maintenance;

●	administrative services, such as collecting rent and maintenance fees, sourcing and paying suppliers, and contracting out support services; and

●	other services, such as research on market rentals, lease negotiation and tenant evaluation.

When we believe that it is appropriate and that such services can be provided more efficiently, we will coordinate with third parties to provide these services for our benefit or directly for the benefit of the property owner.

Through our wholly-owned subsidiary LFG Management Corp. (“LFGM”), we seek to provide traditional property management services to owners of small- to medium-sized commercial and residential property owners in the greater San Francisco Bay Area of Northern California. We currently provide property management services for two properties located in San Francisco, California.  We will initially focus our business on the greater San Francisco Bay Area and, depending on our success therein, expand into the rest of Northern California

Residential Properties.  We provide services to small- to medium sized residential buildings where the entire building and all the units therein are owned by one entity and the majority of the units are residential. For the foreseeable future, this is our target type of building. We define small-sized residential properties as those containing 14 rental units or less, and we currently manage one small-sized residential property (with 14 units).  While this definition of small-sized residential properties includes single family homes, townhouses, multi-family properties and even individual units within a larger building, we do not intend to provide our services for those types of properties.  We define medium-sized residential properties as those containing between 15 and 40 rental units, and we currently manage one medium-sized residential property (with 25 units).  We do not currently intend to provide property management services for large-sized residential properties (over 40 units), but we would assess an opportunity to do so on a case-by-case basis if such an opportunity were to present itself.

Commercial Properties.  We define small-sized commercial properties as those containing 14 rental units or less.  We define medium -sized commercial properties as those containing between 15 and 40 rental units.  We do not currently service any commercial properties.  We intend to target owners of commercial properties.

Plan of Operation

Currently, we are providing property management service for our customer and intend to expand this aspect of our business. We also plan to develop an online property management portal that will allow our current and potential clients to communicate and transact business through the Internet. We intend to provide a comprehensive set of property management tools on this website that will allow our clients to manage efficiently certain aspects of their properties at a low cost.

The property management industry is labor intensive and involves significant manpower for daily operations. In this regard, profitability of individual companies depends on efficient operations and cost controls. We believe that it presents an opportunity for us to implement strategies to make property management much more efficient and cost effective.

Over the next twelve months, we plan to:

·
Acquire new clients for our property management services. We are intend to enter into more property management contracts with new clients by carrying out a few marketing campaigns through the Internet and by promoting our management services to potential clients through our website. In addition, our CEO, Mr. George Lam, will seek to use his contacts made during his years in the real estate development and property management business to find new clients through his well-established network in the real estate industry in the San Francisco Bay Area.

·
Speed up the development of our online property management portal. We will speed up the development of our existing online property management portal that will enable us and our users (including commercial property managers and small- to medium-sized property owners) to better manage their properties.

·	Strengthen our capital base. We plan to strengthen our capital base by increasing revenues by acquiring new businesses and, if necessary, raising additional capital.

As of September 30, 2013, we had cash of $153,187 on hand.  In the next twelve months, we intend to use a portion of these funds to expand by:

1.	Hiring two more real estate agents within the next six months to run the operations for our property management business,

2.	Signing up at least one more property management contract for a medium-sized commercial property and two more commercial property management contracts for small-sized property,

3.	Acquiring a property management contract for a small-sized commercial property from a new client within six months and

4.	Continuing to work on the development of an online property management portal.

We believe that the cash on hand as of September 30, 2013 and our current revenues continued over the next year are sufficient to implement our strategy and maintain our business over the next twelve months.  If we are unable to do so or do so but find that our revenues have not significantly increased, we will be forced to reassess our strategy.  This reassessment could result in, among other things, the dismissal of employees and reduced or no marketing.

Results of Operations

Fiscal years 2013 and 2012
	For the Year Ended September 30, 2013	For the Year Ended September 30, 2012
Management Revenue, Related Party	$45,600	$41,200

Operating Expenses
Legal and professional	53,300	4,000
Payroll expenses	10,694	10,747
Rent and utilities	3,600	3,600
General and administrative	6,034	5,272
Total Operating Expenses	73,628	23,619

Income (loss) from Operations	(28,028)	17,581
Before Taxes

Tax Provision	4,349	4,333

Net Income (Loss)	$(32,377)	$13,248

Revenue: We generated $45,600 and $41,200 in total revenues in the fiscal years of 2013 and 2012, respectively.  The increase of $4,400 in total revenue is due to our managing an additional property in San Francisco for the same sole customer for $400 a month since September 2012. Prior to September 2012, we managed only one property in San Francisco for $3,400 a month for our sole customer, LF George Properties Corp.

Legal and Professional Fees: The legal and professional fees were $53,300 and $4,000 for the fiscal years of 2013 and 2012, respectively. The legal and professional fees in 2013 were substantially increased because in 2013 as we incurred $14,500 in legal fees, $28,800 in auditing fees and $10,000 in consulting fees in connection the preparation of the registration statement of which this prospectus is a part. In fiscal 2012, we only incurred $1,000 in consulting fees for the preparation of a business plan and $3,000 for website design and construction.

Payroll Expenses: The slight decrease of $53 in payroll expenses between the two fiscal years was because the tax rate was decreased in 2013 as compared to 2012.

Rent and Utilities: There was no increase in rent between the two fiscal years as the monthly rent remains the same for $300 a month.

General and Administrative Expenses: General and administrative expenses are mainly office expenses such as telephone service, state franchise taxes, bank service and other expenses. They were $6,034 and $5,272 for the fiscal years of 2013 and 2012, respectively. The increase of $762 was due to extra expenses: $300 in domain name registration, $404 in additional filing and $88 in printing stock certificates.

Liquidity and Capital Resources

We had a $153,187 cash balance as of September 30, 2013.  Our primary cash outflows were for business development and operations including payrolls, office, legal and professional as well as general administrative expenses.  We have financed our operations primarily through the sale of common stocks to our shareholders and income generated from business operations.

We will continue to monitor our expenditures and cash position.  We anticipate spending approximately $50,000 on auditing, consulting and legal fees related to filing the registration statement during the next twelve month period.  Management plans to invest $85,000 to execute the business plan if and when our available cash along with the income generated from business operations is adequate to fund our operations beyond an operating cycle.  Otherwise, management may have to scale back the scope of business plan or to consider a new round of fund raising.

We have an accumulated deficit of $46,863 since inception to September 30, 2013.  We incurred a loss of $32,377 and generated a profit of $13,248 for the fiscal years ended September 30, 2013 and 2012, respectively.

The fluctuation in profits and losses over the periods was primarily due to professional expenses of $53,300 and $4,000 that we incurred from the fiscal years ended September 30, 2013 and 2012, respectively. The increase in professional expenses for the year ended September 30, 2013 was principally caused by an increase in professional fees such as attorney fees, auditing fees and business consulting fees in connection with the preparation of the registration statement in late 2013.

	Year Ended September 30, 2013	Year Ended September 30, 2012

Cash Flows from (used in) Operating Activities	$(12,668)	$9,219
Cash Flows from Investing Activities	-	-
Cash Flows from Financing Activities	73,400	35,700
Net Increase in Cash	60,732	44,919
Cash, at the beginning of year	92,455	47,536
Cash, at the end of year	153,187	92,455

Operating Activities

Our cash flows from (used in) operating activities were $(12,668) and $9,219 for the fiscal years ended September 30, 2013 and 2012, respectively, reflecting a decrease of $21,887. The increase in cash used in operating activities was primarily a result of an increase in professional expenses from $4,000 to $53,300.
Financing Activities

Cash flow from financing activities primarily resulted from the sale of common stocks to our shareholders. Cash flow provided by financing activities in the fiscal year of 2013 was $73,400, an increase of $37,700 from the fiscal year of 2012.

Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

Critical Accounting Policies

Cash

The Company considers cash on hand and amounts on deposit with financial institutions to be cash.

Revenue Recognition

Property management revenue consists of management income for services provided by our company to a related party pursuant to management agreements.  The management income is recognized when we provide services in connection with the related management agreement.

Accounts Receivable

Accounts receivable are stated at the amount management expects to be collected from outstanding balances.  Management provides for probable uncollectible amounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts.  Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with the “Accounting for Income Taxes” Topic of the FASB ASC 740.  Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured by applying enacted tax rates and laws and are released in the years in which the temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Our policy is to recognize both interest and penalties related to unrecognized tax benefits in interest expense and operating expenses, respectively.  The Company has not recorded any interest and penalties since its inception.

Recently Issued Accounting Pronouncements

We do not expect that recently issued accounting pronouncements will have a material impact on our financial statements.

DESCRIPTION OF BUSINESS

Company Overview

We were incorporated as a Delaware corporation on March 18, 2011. On May 5, 2011, we incorporated LFG Management Corp., our wholly-owned subsidiary, as a property management company, which currently has one client in San Francisco, CA for property management

Our corporate offices are located at 159 El Camino Real, Millbrae, CA 94030. Our phone number is 650-697-3800 and our fax is also 650-697-3800.

Description of Business

The Company, through its wholly-owned subsidiary LFG Management Corp., provides traditional property management services. We currently have one client but intend to expand our client base to serve small- to medium-sized commercial and residential property owners in Northern California. The traditional services that we offer and have provided to date include finding good tenants, collecting rents and repairing and maintaining properties.

Although we currently operate a purely brick-and-mortar business, we intend to develop an online property management portal that will allow commercial property managers and small- to medium-sized property owners to better manage properties. We intend to provide a comprehensive set of property management tools on this website to increase the efficiency and reduce the cost of property management.

The Property Management Industry

The property management industry primarily consists of providing services to persons or entities that rent or lease residential or commercial properties. These services include finding tenants, collecting rents, repairing and maintaining the properties and providing security.

Property management services depend on properties being leased or rented. We expect the demand for property management to grow in the next few years due to an improvement in employment. As a result, it will boost the demand for both commercial and residential rentals. In addition, renting may become more attractive than buying a house for Americans, as the current trend indicates that fewer Americans are getting married and having big families. An increased rental demand will likely result in an increase in property management services.

The property management industry, for both residential and commercial property, is directly affected by the general economy and the housing market.  The better the housing market, the more willing owners are to pay a portion of their revenue to have someone else manage their properties and the more likely people are to rent apartments.  The financial crisis beginning in 2008 negatively impacted the housing market and the local economy in the greater San Francisco Bay Area, but to a lesser extent than the national housing market. The housing market and the local economy in the greater San Francisco Bay Area have recovered faster than their national counterparts and, over the past one to two years, have begun to become strong.  The property management industry in our area of operation and initial proposed expansion area has also become stronger as a result of improvement in unemployment and continued low interest rates. We expect this trend to continue in the next three years, which we believe will create a healthy demand for our property management business.

Our Business Strategies

The property management industry is labor intensive and involves significant manpower for daily operations. In this regard, profitability of individual companies depends on efficient operations and cost controls. The Company believes that it has recognized an opportunity to implement strategies to make property management more efficient and cost effective.

To expand our property management business, we intend to develop an online property management system that allows commercial property managers and small- to medium-sized property owners to better manage their properties in a more cost-effective environment that promotes efficiency. Our proposed system would:

·	allow tenants to post their repair work orders, complaints and opinions to the property management immediately;

·	allow tenants to post comments and evaluations on the property management team and outside contractors for their services;

·	provide property owners with statistical functions for better management and effective costs control as well as being able to review the performance of its property management company or its staffs.

·	list works to be outsourced by property managers for bids from independent contractors;

·	allow property owners to review instantly every work order for property management;

·	allow tenants to make rental payments directly to property owners by using either credit or debit card, or other online payment methods such as PayPal;

·	automatically post vacancies directly to reputable rental property websites;

·	provide detailed information on the leased properties and allow property owners and prospective tenants to negotiate and complete lease agreements online; and

·	provide a section for property owners, investors and real estate developers to get together to discuss current or potential real estate projects.

We believe that this online property management system will help individual property owners and midsized commercial management companies to better manage their properties, especially the cost control on repairs and maintenance, which accounts for a major portion of the total costs for property management.

As a general practice, property management companies usually charge about 6% to 8% of the total rental income for their services. Since property management is quite labor intensive, the total costs of managing the properties may account for 70% to 80% of the property management revenues.

Apart from cost savings on repairs and maintenance and increasing revenues, we believe that this online system will help improve the relationship marketing (“RM”), RM is generally defined as “marketing with the conscious aim to develop and manage long-term and/or trusting relationships with customers, distributors, suppliers, and other parties in the marketing environment.”

This online system should also help enhance customer loyalty and help property owners keep a strong relationship with customers. In addition, RM encourages frequent interactions with customers by online communication and allowing property owners to pay immediate attention to customers’ specific needs.

An advantage of RM is that it is usually more effective to maintain relationships with existing customers than to seek new customers. Profit can increase as the customer turnover rates decline.

Management

Our CEO, Mr. George Lam, is enriched with many years of experience in real estate development and building construction. Mr. Lam has successfully developed many commercial and residential projects in the San Francisco Bay Area.

LF George Holdings, Inc. currently employs two part-time employees for accounting and office administration. The operation team includes a general manager, a site manager, a leasing manager, an IT manager and a maintenance team. The operation team members are board members, and they are not on payroll.

Realizing the opportunity in the growing market for property management, Mr. George Lam intends to expand the property management business to serve the small and medium-sized property owners.

Material Agreements

We have entered into several agreements that are material to our company.  We set out below those agreements and the principal terms of those agreements.

Management Agreement, dated January 1, 2013, between LFG Management Corp. and LF George Properties Corp.

On May 16, 2011, our wholly-owned subsidiary entered into a property management agreement with LF George Properties Corp. (“LF George Properties”), a company that is owned by our Chairman and his family members who are directors of the Company.  This agreement was replaced in its entirety by a new property management agreement dated January 1, 2013.  Per this property management agreement, the Company provides the property management service for LF George Properties in exchange for a monthly management fee of $3,400. The property management services that we are to provide under this agreement include acting as the exclusive leasing agent, maintaining the property, collecting rent and coordinating the provision of utilities. This agreement expires on December 31, 2015, but it will be automatically renewed for successive one-year periods unless either party gives notice to the other that it is not renewing the agreement.

Management Agreement, dated August 31, 2012, between LFG Management Corp. and LF George Properties Corp.

On August 31, 2012, our wholly-owned subsidiary entered into another property management agreement with LF George Properties. Per this second property management agreement, the Company provides the same property management service for a different property in exchange for a monthly management fee of $400. This agreement expires on December 31, 2015, but it will be automatically renewed for successive one-year periods unless either party gives notice to the other that it is not renewing the agreement.

Consulting Agreement, dated March 16, 2011, between William Mui and the Company

On March 16, 2011, AGH Management Corp. entered into a consulting agreement with William Mui. We assumed the obligations of that agreement, whereby William Mui will provide us consulting services in connection with our company whose common stock is quoted on FINRA’s Over-the-Counter Bulletin Board. In exchange of his services, Mr. Mui is to receive a flat fee of $15,000, of which $2,000 was paid upon entry into the agreement, $4,000 was paid at the time our registration statement on Form S-1 was filed and $9,000 was to be paid by December 15, 2011 (at the date the parties agreed to extend the payment of final $9,000 until the registration statement is declared effective by the U.S. Securities and Exchange Commission).

Consulting Agreement, dated March 16, 2011, between Genik Real Estate and Investment Corp. and the Company

On March 16, 2011, AGH Management Corp, entered into a consulting agreement with Genik Real Estate and Investment Corp. We assumed the obligations of that agreement, whereby Genik Real Estate and Investment Corp. will advise us with regards to having our common stock quoted on FINRA’s Over-the-Counter Bulletin Board in exchange for $20,000, of which $3,000 was paid upon entry into the agreement, $6,000 was paid at the time that our registration statement on Form S-1 was filed and $11,000 was to be paid by December 15, 2011 (at the date the parties agreed to extend the payment of the final $11,000 until the registration statement of which this Prospectus is a part is declared effective by the U.S. Securities and Exchange Commission).

Competition

Industry profit margins are predicted to remain under pressure as the property management companies face increased competition from non-industrial firms expanding their real estate services into this area.

Government Regulation

United States

Federal laws having to do with Fair Housing and Disclosure are important to the property management operation in any state. The purpose of the Fair Housing Law is to protect tenants who are seeking rental properties and are being discriminated against by property owners. The laws protect renters against discrimination on grounds such as the race, nationality, religion, age and sex. The goal of the laws is to provide a housing market in which a person’s background is not used as the grounds for denying access to leasing a property.
For properties built before 1978, federal law requires that before signing a lease, renters must receive information from property management and or the landlord including information on identifying and controlling lead-based paint hazards.

California

California state law requires a property management company to be operated under a valid real estate broker's license. Employees of the brokerage firm must be licensed as real estate salespersons and or associate brokers if they engage in any activities requiring a license, such as advertising a rental unit or negotiating or explaining a lease or some other term of tenancy to potential tenants.

The California state Department of Real Estate requires broker-applicants to document experience and /or educational training in the field and to pass a state licensing exam. Continuing educational requirements apply to all brokers. Brokers are subject to license suspension or revocation for failing to uphold laws relating to the management of property, as well as other real estate laws.

We have been in compliance with California law for purposes of conducting property management services. Our Chief Financial Officer, Mr. Henry Lam, is a licensed California real estate broker (license number 01837833). Mr. Henry Lam obtained his real estate broker license in California in 2009. His license is valid through June 15, 2014.

Liability and Insurance

We do not have liability insurance at this time, but are planning to secure it in the near future.

Employees

We have two part-time employees. Each is employed by our subsidiary LFG Management Corp.

Raw Materials

The provision of our services does not depend on any raw materials.

Properties

We do not own any real estate or other properties. Our registered office is located at 159 El Camino Real, Millbrae, CA 94030. We lease our office from Millbrae Paradise LLC, a related party for $300 a month. The current lease expires on May 15, 2015. The management considers the office space is sufficient for its current operation.

Legal Proceedings

Management is not aware of any legal proceedings contemplated by any government authority or any other party involving our business. As of the date of this Prospectus, no director, officer or affiliate is (i) a party adverse to us in any legal proceeding, or (ii) has an adverse interest to us in any legal proceeding. Management is not aware of any other legal proceedings pending or threatened against us.

MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our directors and executive officers and their respective ages as of the date of this Prospectus are as follows:

Name	Age	Position with the Company
George Lam(1)	62	CEO and Chairman
Henry Lam(1)	29	CFO
Alex Lam(1)	21	CTO, Director
Winnie Lam(1)	31	Director
Virginia Lam(1)	24	Director
Elizabeth Lam(1)	23	Director
Suzanne Lo	27	Director and Secretary of the Board
William Mui	52	Director

(1)	George Lam is the father of Henry Lam, Alex Lam, Winnie Lam, Virginia Lam and Elizabeth Lam

The following describes the business experience of each of our directors and executive officers, including other directorships held in reporting companies, as well as the attributes and skills that the Board of Directors believes qualifies such person to serve as an officer and/or director:

George Lam
Mr. George Lam serves as the Company’s CEO and Chairman of the Board.  He is an entrepreneur who has many years of experience in the business of real estate development and investment, building construction and property management in the San Francisco Bay Area, and has successfully completed many real estate development projects.  For more than the past five years, Mr. George Lam has also been the CEO of L.F. George Properties Corp. which has managed the following properties he owned in the San Francisco Bay Area:

1.	A building complex located at 1408 -31st Avenue, San Francisco

2.	A building complex at located at 499 – 33rd Avenue, San Francisco

3.	A building complex located at 501 – 33rd Avenue, San Francisco

4.	A building complex located at 156 – 8th Street, San Francisco

Mr. George Lam assists his son Henry Lam to manage the Millbrae Paradise through the AGH Management Corp.  . Millbrae Paradise has 142 condominiums and a variety of retail businesses including different restaurants, a café, a Chinese health supplement store and a travel agency.

As the property manager, Mr. George Lam supervises repairs and maintenance for the buildings and properties as mentioned above including general repairs and maintenance, property inspections, painting, and landscaping, etc. He also performs administrative services such as collecting rent, association dues, handling paper works, supervising accounting, and paying suppliers and contractors, etc. In addition, he identifies and evaluates tenants, negotiates leases with tenants and handles tenants’ complaints.

Mr. George Lam is the father of Henry Lam, Alex Lam, Winnie Lam, Virginia Lam and Elizabeth Lam.

The Board of Directors believes that George Lam is qualified to serve as our Chief Executive Officer and a director as he is a seasoned real estate developer in the San Francisco Bay Area with over 30 years of experience running real estate development and property management businesses. He has managed over 20 properties all over the San Francisco Bay Area.

Henry Lam
Mr. Henry Lam serves as the Company’s CFO. He received his B.A. degree in Business Management from the San Francisco State University. Mr. Lam is currently managing a jewelry wholesaling business in San Francisco. His main duties include the overall management and accounting and finance. Mr. Henry Lam is the son of Mr. George Lam. Henry Lam is the sole owner of AGH Management Corp. which manages the Millbrae Paradise, and has a real estate license to run this business.

The Board of Directors believes that Henry Lam is qualified to serve as our Chief Financial Officer as he is a licensed California real estate broker, he has been running the property management business of LFG Management Corp. and as a result of his business management education.

Suzanne Lo
Ms. Suzanne Lo, the Company’s Secretary of the Board, has many years of sales and marketing experience in the high technology industry. After she had graduated from San Francisco State University, she worked for Salesforce.com, a high-tech startup firm in San Francisco as a purchasing manager. In October 2007, Ms. Lo joined Millbrae Paradise, LLC as the VP for the sales department.

The Board of Directors believes that Suzanne Lo is qualified to serve as our Secretary due to her experience in administrative work, record keeping and writing minutes. She also has a real estate agent license and experience in property management.  The other officers and directors have long standing personal knowledge of Ms. Lo.

Alex Lam
Mr. Alex Lam, the Company’s CTO and a Director, is currently studying and working toward a B.S. degree in Computer Engineering and Computer Science. Apart from his studies, Alex also works as an IT technician at the on-campus residential networking center (ResNet).

The Board of Directors believes that Alex Lam is qualified to serve as our Chief Technology Officer due to his IT experience. He studies computer science and engineering. Most of the Company’s management can attest to Mr. Lam’s character as he is a family member, and the remainder has known him personally for several years.

Winnie Lam
Ms. Winnie Lam received her B.A. Degree in Economics and Business at University of California, Berkeley. Ms. Lam currently works in the finance department at Apple, Inc. managing all the commercial lease locations. Ms. Winnie Lam is the oldest daughter of Mr. George Lam.

The Board of Directors believes that Winnie Lam is qualified to serve as a director due to her experience in finance and accounting as well as her experience in managing commercial leases at Apple Computer.  Most of the Company’s management can attest to Ms. Lam’s character as she is a family member, and the remainder has known her personally for several years.

Virginia Lam
Ms. Virginia Lam is currently pursuing her B.S. degree in Economics at San Diego University. She is an active volunteer at the USSD Community Garden, Food Co-op, and other various events across San Diego, including at the Earth Day Fair held annually at Balboa Park. Ms. Virginia Lam is the daughter of Mr. George Lam.

The Board of Directors believes that Virginia Lam is qualified to serve as a director because she has good knowledge in economics and is able to perform analysis on the general economy and the real estate market and property management market.  Most of the Company’s management can attest to Ms. Lam’s character as she is a family member, and the remainder has known her personally for several years.

Elizabeth Lam
Ms. Elizabeth Lam is currently pursuing her B.S. degree in Environmental Policy Analysis and Planning at University of California, Davis. Ms. Elizabeth Lam is the daughter of Mr. George Lam.

The Board of Directors believes that Elizabeth Lam is qualified to serve as a director due to her background in economics and her ability to perform analysis on the general economic and the real estate market and property management market. Most of the Company’s management can attest to Ms. Lam’s character as she is a family member, and the remainder has known her personally for several years.

William Mui
Mr. William Mui, a Director for the Company, has many years of experience in banking, corporate finance, business management, consumer products distribution and international trades. Mr. Mui is an entrepreneur who has established several companies in import/export, consumer products distribution, business consulting and project finance.

The Board of Directors believes that William Mui is qualified to serve as a director due to his experience in corporate finance and business management. He has a MBA degree in corporate finance and investment. He can also assist the CFO in the preparation of financial statements and related matters.

Term of Office
Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until they resign or are removed from the board in accordance with our bylaws. Our officers are appointed by our Board of Directors and hold office until they resign or are removed from office by the Board of Directors.

Significant Employees

We have no significant employees.

Audit Committee

We do not have an audit committee for the time being

Involvement in Certain Legal Proceedings

None of our directors, executive officers or control persons has been involved in any of the following events during the past five years: (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences); (iii) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (iv) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Code of Ethics

Our Board of Directors adopted a Code of Ethics on April 18, 2013. The Code of Ethics states the principles and expectations governing the behavior of individuals within our organization. It describes the minimum requirements for conduct, and behavioral expectations rather than specific activities.

The purpose is to promote an ethical culture in the organization with highest professional standard. It helps LFG to accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control, and governance processes.

The Principles:

1.	Integrity – the integrity of internal auditing is to establish trust that will provide the basis for reliance on management’s judgment.
2.	Objectivity – internal auditing shall establish the highest of professional objectivity in gathering,
3.
Responsiveness – evaluating, and communicating about the activity or process being examined. Internal auditing shall make a balance assessment of all the relevant circumstances and are not unduly influenced by management’s own interests.

4.
Confidentiality – internal auditing will promote the value of information that all of LFG staff receive and shall not disclose information without appropriate authority unless there is a legal or professional obligation to do so.

5.	Competency – management shall apply their knowledge, skills and experience needed in the performance of conducting internal auditing process.

For all the individuals work with LFG will be evaluated and administered according to the Code of Ethics. The fact that a particular conduct is not mentioned in the Code of Ethics does not prevent it from being unacceptable or discreditable, and therefore, the staff can be liable for disciplinary action.

Code of Ethics of our Business:

Duties to Clients
As property manager and agents, we have a fiduciary responsibility to promote the interests of our clients first, while we have to remain obligated to treat all parties fairly and honestly.
Property managers and their agents should not mislead owners or renters on the market rent of a property.
Agents should not to exaggerate and or conceal pertinent facts of the property.
We will keep a special account for each client, separate from the firm’s or personal accounts, to hold funds in trust for the client and or others in related transactions.

Duties to Tenants
As property manager, we shall treat all tenants professionally when managing a rental residence. We shall hold in high regard the safety and health of those lawfully at a managed property.
As the property manager, we shall manage all properties in accordance with safety and habitability requirements of the local jurisdiction.

Duties to the Public
It is the duty of property manager and agents to protect the public against fraud, misrepresentation and unethical practices in property management.
Agents shall not deny services to people for reasons of race, color, religion, sex, family status, or national origin, or handicap and shall comply with all federal, state, and local laws concerning discrimination.
We must not provide and quote, specialized services and in fields that we are not competent. We must not produce misleading offers in advertising, and we must ensure the terms of the offers are clearly explained.
Agents shall not provide legal advice and must recommend to clients to contact a lawyer.

Duties to the Firm
Our property managers shall act in the best interests of the Company.

Duties to Other Real Estate Agents
We shall not make false statements about competitors, or solicit the business of exclusive clients of other agents, although it is fine to offer property management services to the existing client of other agents who are offering brokerage services.

Professionalism
Property managers and agents should be familiar with the real estate laws of California State, and shall strive to improve the property management profession by continuing education and sharing their experience for the benefit of all.

Compliance with Section 16(a) of the Exchange Act
Section 16(a) of the Exchange Act requires directors, officers and the persons who beneficially own more than 10% of the common stock of a company with a class of stock registered under the Securities Exchange Act of 1934 to file reports of ownership and changes in ownership with the SEC. As we do not currently have a class of stock, Section 16(a) is not applicable to us or these persons.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis
The following table sets forth the compensation paid to our Chief Executive Officer and Chief Financial Officer during our fiscal years ended September 30, 2013 and 2012, respectively:

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
George Lam Chairman, CEO	2013 2012	0 0	0 0	0 0	0 0	0 0	0 0
Henry Lam Chief Financial Officer	2013 2012	0 0	0 0	0 0	0 0	0 0	0 0
Alex Lam Chief Technical Officer	2013 2012	0 0	0 0	0 0	0 0	0 0	0 0

We have not ever issued any equity awards, including stock, stock options and share appreciation rights, for to any person, including directors, officers or consultants.

The following table sets forth information relating to compensation paid to our directors in our fiscal years ended September 30, 2013 and 2012, respectively:

Director Compensation Table
Name	Year	Fees Earned or Paid in Cash	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
George Lam Chairman	2013 2012	0 0	0 0	0 0	0 0	0 0
Alex Lam CTO & Director	2013 2012	0 0	0 0	0 0	0 0	0 0
Winnie Lam Director	2013 2012	0 0	0 0	0 0	0 0	0 0
Elizabeth Lam Director	2013 2012	0 0	0 0	0 0	0 0	0 0
Winnie Lam Director	2013 2012	0 0	0 0	0 0	0 0	0 0
William Mui (1) Director	2013 2012	0 0	0 0	0 0	0 0	0 0
Suzanne Lo (2) Director	2013 2012	0 0	0 0	0 0	0 0	0 0

(1) William Mui received $4,000 and $1,000 for his consulting service in the preparation of a prospectus and writing a business plan in the fiscal years 2013 and 2012, respectively. These were not director compensation payments.
(2) Suzanne Lo received $4,900 and $4,800 for regular payrolls (not director compensation) in the fiscal years of 2013 and 2012, respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth, as of February 7, 2014 certain information regarding the ownership of our common stock by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our directors, (iii) our Principal Executive Officer and (iv) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each person shown is c/o LF George, 159, El Camino Real, Millbrae, CA 94030. Beneficial ownership, for purposes of this table, includes options to purchase common stock that are either currently exercisable or will be exercisable within 60 days of the date of this Prospectus.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Directors and Officers:
George Lam, CEO and Chairman	3,000,000	30.7%
Henry Lam, CFO	1,070,000	10.9%
Alex Lam, CTO and Director	1,070,000	10.9%
Winnie Lam, Director	1,070,000	10.9%
Virginia Lam, Director	1,070,000	10.9%
Elizabeth Lam, Director	1,070,000	10.9%
Suzanne Lo, Director and Secretary of the Board	15,000	<1%
William Mui, Director	135,000	1.4%
Genik Real Estate	560,000	5.7%
All executive officers and directors as a group (8 persons)	8,500,000	86.9%
Note: The above percentages are calculated based on the total outstanding and issued shares of 9,786,000 shares.

There are no arrangements or understanding among the parties set out above or their respective associates or affiliates concerning election of directors or any other matters which may require shareholder approval.

Changes in Control

We are unaware of any contract, or other arrangement or provision, the operation of which may at a subsequent date result in a change of control of our Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Except as described below, none of the following parties has had any material interest, direct or indirect, in any transaction with us during our last fiscal year or in any presently proposed transaction that has or will materially affect us:

1.	any of our directors or officers;
2.	any person proposed as a nominee for election as a director;
3.	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock; or
4.	any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the above persons.

We had transactions with certain of our officers, directors and our sole promoter (George Lam) since inception to February 7, 2014 as follows:

●
On May 16, 2011, the Company entered into a property management agreement with LF George Properties Corp (“LF George Properties”), a company that is owned by the Chairman and his family members who are directors of the Company. Per this property management agreement, the Company provides the property management service for LF George Properties in exchange for a monthly management fee of $3,400. This agreement expires on December 31, 2015.

●
On August 31, 2012, the Company entered into another property management agreement with LF George Properties. Per this second property management agreement, the Company provides the property management service for a different property in exchange for a monthly management fee of $400. This agreement expires on December 15, 2015.

●
On May 15, 2011, the Company entered into a lease agreement with Millbrae Paradise LLC (“Millbrae Paradise”), a company that is owned by the Chairman and his family members who are directors of the Company, to lease an office space in exchange for a monthly rental rate of $300. On May 15, 2012, both parties signed another agreement to extend the lease to May 15, 2015.

●
On May 15, 2011, the Company entered a telephone service agreement with AGH Management Corp. (“AGH”), a company that is wholly-owned by the CFO of the Company. The Company pays $200 monthly to AGH to retain the telephone service of the Company’s leased office until December 31, 2012. On May 15, 2012, both parties have signed another agreement to extend this service to December 31, 2015.

●	The Company paid $4,000 and $1,000 to William Mui, a Director of the Company for consulting services during the years ended September 30, 2013 and 2012, respectively.

●
The Company paid $6,000 and $3,000 to Genik Real Estate and Investment Corp., a shareholder of over 5% of our outstanding common shares, for consulting services during the year ended September 30, 2013 and 2012, respectively.

●	The Company paid $6,000 to Infinitel Communications, which is majority-owned by George Ma, a shareholder of the Company, for the development of our website during the period ended September 30, 2011.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

There has been no market for our securities. Our common stock is not traded on any exchange or on the over-the-counter market. After the effective date of the registration statement relating to this prospectus, we hope to have a market maker file an application with the Financial Industry Regulatory Authority, FINRA for our common stock to become eligible for quotation on its over-the-counter bulletin board. We do not yet have a market maker who has agreed to file such application. A trading market might not develop, or, if developed, that it might not be sustained. Consequently, a purchaser of our common stock may find it difficult to resell the securities offered herein should the purchaser desire to do so when eligible for public resale.

Security Holders

As of February 7, 2014, there were 9,786,000 shares of common stock issued and outstanding, which were held by 38 stockholders of record.

Dividend Policy

No dividends have been declared or paid on our common stock. We do not currently intend to pay any cash dividends in the foreseeable future.

Securities Authorized For Issuance Under Compensation Plans

We do not have an equity compensation plan in place, and have not awarded equity securities as compensation to officers, directors, employees or consultants.

Warrants

As of the date of this Prospectus, we have issued neither any warrants nor options exercisable into shares of our capital stock nor debt convertible into shares of our capital stock.

DESCRIPTION OF SECURITIES

We are authorized to issue an aggregate number of 25,000,000 shares of common stock, $0.01 par value per share. Currently, we have 9,786,000 shares of common stock issued and outstanding and no securities exercisable into or convertible into our capital stock are currently outstanding.

Each share of common stock has one (1) vote per share. Our common stock does not provide preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. Our common stock holders are not entitled to cumulative voting for election of the Board of Directors.

Shareholders Agreement

All of the Company’s current shareholders are party to a shareholders’ agreement, dated June 8, 2011 (the “Shareholders Agreement”). The following is a summary of the material terms of the Shareholders Agreement:

·	The number of Directors is set at eight (8) subject to modification by a resolution of the Board of Directors.
·	The Board has broad discretionary powers subject to no limitations save applicable sections of the Shareholders Agreement.
·	Any knowing violations or intentional/willful/wanton act that causes damage to the Company could result in the forced sale of your Shares.
·
The inability of the Company to lawfully make purchases back shall not excuse either the Company or the seller from that provision, instead it tolls until the Company is legally able to make such purchase.

·	The authorization of new Shares is contingent on an affirmative vote of a super majority (67% of the board of directors).
·	Arbitration is the exclusive method by which all any and all disputes are to be resolved.
·	In order to amend the shareholders agreement a super majority (67%) of the Company’s outstanding voting stock is required.

Employee Stock Option Plan

We do not currently have any employee stock option or other incentive plans for any officers, directors, employees or consultants.

Transfer Agent

We do not currently have a transfer agent. We are currently maintaining the records for the allocation of our shares of capital stock, the names of our shareholders and the address and other information for each of those shareholders. We intend to hire a transfer agent to register sales and transfers of our common stock. Until we hire a transfer agent, all changes in share ownership must be registered in our books for us to treat the transfer as effective.

EXPERTS

The consolidated financial statements of our Company included in this prospectus and in the registration statement have been audited by Stephen Wan Accountancy Corporation, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Shares offered in this Prospectus is being passed upon for us by our counsel, Sanders Ortoli Vaughn-Flam Rosenstadt LLP.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our by-laws require us to indemnify any of our officers or directors, and certain other persons, under certain circumstances against all expenses and liabilities incurred or suffered by such persons because of a lawsuit or similar proceeding to which the person is made a party by reason of a his being a director or officer of LF George or our subsidiaries, unless that indemnification is prohibited by law. We may also purchase and maintain insurance for the benefit of any officer which may cover claims for which we could not indemnify a director or officer. We have been advised that in the opinion of the Securities and Exchange Commission, indemnification of our officers, directors and controlling persons under these provisions, or otherwise, is against public policy and is unenforceable.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

ADDITIONAL INFORMATION

Upon effectiveness of the registration statement of which this Prospectus forms a part, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The SEC maintains a website, http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the SEC, including us. Our SEC filings are also available to the public from commercial document retrieval services. Information contained on our website should not be considered part of this Prospectus.

You may also request a copy of our filings at no cost by writing or telephoning us at:

LF George Holdings, Inc.
159 El Camino Real, Millbrae, CA 94030
650-697-3800

LF GEORGE HOLDINGS INC AND SUBSIDIARY
INDEX TO
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US Dollar)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of LF George Holdings, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of LF George Holdings, Inc. and Subsidiary as of September 30, 2013 and 2012, and the related statements of operations, stockholders' equity, and cash flows for the years ended September 30, 2013 and 2012. LF George Holdings, Inc. and Subsidiary's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LF George Holdings, Inc. and Subsidiary as of September 30, 2013 and 2012, and the results of their operations and their cash flows for the years ended September 30, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred a net loss for the year ended September 30, 2013 of $32,377 and a cumulative loss of $46,863 and there are uncertain conditions the Company faces relative to its ability to obtain capital, generate revenues and operate profitably. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also discussed in Note 1. These financial statements do not include any adjustments that may result from the outcome of this uncertainty.

/s/ Stephen Wan Accountancy Corporation
Sunnyvale, California

LF George Holdings, Inc. and Subsidiary
Consolidated Balance Sheets
As of September 30, 2013 and September 30, 2012

	September 30,	September 30,
Assets	2013	2012
Current Assets
Cash	$153,187	$92,455
Accounts Receivable from Related Party	-	10,200
Prepaid Expense and other Assets	-	3,300
Total Current Assets	153,187	105,955

Noncurrent Assets
Deferred Tax Assets	-	4,349

Total Assets	$153,187	$110,304

Liabilities and Stockholders’ Equity

Current Liabilities
Accounts Payable to Related Parties	$-	$200
Accounts Payable and Accrued Liabilities – Trade	4,000	1,940

Total Current Liabilities	4,000	2,140
Commitments	-	-
Stockholders' Equity
Common Stock, authorized 25,000,000 shares, par value	97,860	90,520
$0.01, 9,786,000 and 9,052,000 shares issued and outstanding on September 30, 2013 and 2012, respectively

Additional paid-in capital	98,190	32,130

Accumulated deficit	(46,863)	(14,486)

Total Stockholders’ Equity	149,187	108,164

Total Liabilities and Stockholders' Equity	$153,187	$110,304

See accompanying notes to consolidated financial statements

LF George Holdings, Inc. and Subsidiary
Consolidated Statements of Operations
For the Years Ended September 30, 2013 and 2012

	Year Ended September 30, 2013	Year Ended September 30, 2012

Management Revenue, Related Party	$45,600	$41,200

Operating Expenses
Legal and professional	53,300	4,000
Payroll expenses	10,694	10,747
Rent and utilities	3,600	3,600
General and administrative	6,034	5,272
Total Operating Expenses	73,628	23,619

Income (loss) from Operations	(28,028)	17,581
Before Taxes

Tax Provision	4,349	4,333

Net Income (Loss)	$(32,377)	$13,248

Income (Loss) per Share – Basic and Diluted	$(0.00)	$0.00

Weighted Average Number of Common	9,619,490	8,921,814
Shares Outstanding - Basic and Diluted

LF George Holdings, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended September 30, 2013 and September 30, 2012

	Common Stock		Additional	Accumulated	1 Total
					Stockholders'
	Share	Amount	Paid-in Capital	Deficit	Equity

Balance as of October 1, 2011	8,695,000	$86,950	$-	$(27,734)	$59,216

Issuance of common stock	357,000	3,570	32,130	-	35,700

Net income	-	-	-	13,248	13,248

Balance as of September 30, 2012	9,052,000	90,520	32,130	(14,486)	108,164

Issuance of common stock	734,000	7,340	66,060	-	73,400

Net Loss	-	-	-	(32,377)	(32,377)

Balance as of September 30, 2013	9,786,000	$97,860	$98,190	$(46,863)	$149,187

LF George Holdings, Inc. and Subsidiary
Consolidated Statements of Cash Flow
For the Years Ended September 30, 2013 and 2012

	For the Year Ended	For the Year Ended
	September 30, 2013	September 30, 2012
Cash Flow from Operating Activities
Net Income (loss)	$(32,377)	$13,248

Decrease (increase) in account receivable from related party	10,200	(10,200)
Decrease in prepaid expenses and other current assets	3,300	500
Decrease in deferred tax assets	4,349	4,333
(Decrease) in account payable, related party	(200)	(400)
Increase in accrued expenses	4,000	-
Increase/(Decrease) in account payable – trade	(1,940)	1,738
Net Cash Provided by (Used in) Operating Activities	(12,668)	9,219

Net Cash from Investing Activities	-	-

Cash Flow from Financing Activities
Proceed from issuance of common stock	73,400	35,700
Net Cash Provided by Financing Activities	73,400	35,700

Net increase in cash	60,732	44,919

Cash, at the beginning of year	92,455	47,536
Cash, at the end of year	$153,187	$92,455

Cash Paid During the Year for:
Interest	$-	$-
Income Taxes	$-	$-

See accompanying notes to consolidated financial statements

LF George Holdings, Inc. and Subsidiary
Notes to Consolidated Financial Statements
September 30, 2013 and 2012

1. Organization

LF George Holdings, Inc. (the “Company”) is a C corporation incorporated in the State of Delaware on March 18, 2011. The company is currently located in Millbrae, California. It is a holding company whose subsidiary provides traditional property management services.

The Company, through its wholly-owned subsidiary LFG Management Corp. (“LFGM”), a corporation incorporated in the State of California on May 5, 2011, that seeks to provide traditional property management services to small- and medium-sized commercial and residential property owners in the San Francisco Bay Area.

2. Summary of Significant Accounting Policies

Going Concern

As indicated in the accompanying consolidated financial statements, the Company had net losses of $32,377 during the year ended September 30, 2013 and an accumulated deficit of $46,863 at September 30, 2012. Management’s plans include generating revenue through its property management services and raising capital through the equity markets to fund future operations. Failure to generate adequate services revenues and raise adequate capital could result in the Company having to curtail or cease operations.

Additionally, even if the Company does generate adequate revenues and raise sufficient capital to support its operating expenses, there can be no assurances that the revenues will be sufficient to enable it to develop business to a level where it will generate profits and cash flows from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. However, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of Presentation

The accompanying consolidated financial statements have been prepared by in accordance with accounting principles general accepted in the United States of America.

Principle of Consolidation

The consolidated financial statements of the Company include its wholly-owned subsidiary under its control. All of the material intercompany balances and transactions have been eliminated.

Estimates, Risks and Uncertainties

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions. These estimates and the underlying assumptions affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of consolidated financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from these estimates.

Cash

The Company considers cash on hand and amounts on deposit with financial institutions to be cash.

Revenue Recognition

Property management revenue consists of management income for services provided by the Company to a related party pursuant to management agreements. The management income is recognized when the Company provides services in connection with the related management agreement.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. There was no allowance for uncollectible accounts at September 30, 2013 and September 30, 2012.

Fair Value of Financial Instruments

All financial instruments are carried at amounts that approximate their estimated fair value because of the relatively short maturity of the instruments.

Credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and accounts receivable. The Company places its cash with high credit quality institutions. Credit risk with respect to accounts receivable is limited due to the related party nature of such receivable.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with the “Accounting for Income Taxes” Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws and are released in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s policy is to recognize both interest and penalties related to unrecognized tax benefits in interest expense and operating expenses, respectively. The Company has not recorded any interest and penalties since its inception.

Net Income (Loss) Per Share

Net income (loss) per share does not include dilution, and it is computed on the basis of the weighted−average number of common shares outstanding during the period as defined by ASC 260, “Earnings per Share”. There was no potentially issuable common stock or common stock equivalents outstanding at September 30, 2013 and at September 30, 2012.

New Accounting Pronouncements

The Company does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3.	Income Taxes

For the years ended September 30, 2013 and  September 30, 2012, income tax expense (benefit) consists of the following:

	2013		2012
Current:
Federal	$		$
State		-		-
		-		-
Deferred:
Federal		2,825		2,637
State		1,524		1,696
Net income tax expense		$4,349		$4,333

The Company’s deferred tax assets and liabilities as of September 30, 2013 and 2012 consist of the following:

	2013	2012
Deferred income tax assets:
Net operating loss carryforward	$10,888	$4,349
Other	-	-
Gross deferred income tax assets	10,888	4,349
Valuation allowance	(10,888)	-
Deferred income tax assets	$-	$4,349
Deferred income tax liabilities:
Deferred income tax liabilities	$-	$-
Net deferred income tax assets – non-current	$-	$4,349

As of September 30, 2013 and 2012, the Company had a net operating loss carryforward of $46,863 and $14,486, respectively, which is available to offset future taxable income through September 30, 2022. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. During the year ended September 30, 2013, the Company recorded a tax provision of $4,340 to provide for the additional valuation allowance.
	2013	2012
Statutory Federal tax rate (net of state income tax effect)	(15.0)%	(15.0)%
State income taxes	(8.8)%	(8.8)%
Effect of valuation allowance	-%	-%
Effective tax rate	(23.8)%	(23.8)%

Management believes that the Company does not have any tax positions that will result in a material impact on the Company’s consolidated financial statements because of the adoption of ASC 740. However, management’s conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

The Company and its subsidiary file U.S. federal and state income tax returns. There are no on-going examinations of income tax returns filed by the Company and its subsidiaries. U.S. federal income tax returns for the year ended September 30, 2011 and beyond are subject to examination by the Internal Revenue Service. State income tax returns for the year ended September 30, 2011 and beyond are subject to examination by related state tax authorities. The Company considers the minimum California state franchise tax a general and administrative expense. The Company recorded $1,600 and $1,600 California state franchise tax during the years ended September 30, 2013 and 2012, respectively.

4.	Income (Loss) per Common Share

Basic earnings (loss) per common share excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. There was no potentially issuable common stock or common stock equivalents outstanding at September 30, 2013 and at September 30, 2012.
	2013	2012
Numerator:
Net Income (Loss) - basic	$(32,377)	$13,248
Denominator:
Weighted Average common shares	9,619,490	8,921,811
Net Income (Loss) per share – basic	$(0.00)	$0.00

5.	Commitments

Operating Lease

The Company leases an office space from a company that is owned by the Chairman of the Company and his immediate family members who are also Directors of the Company under an operating lease which was entered into on May 15, 2011 and expired on May 15, 2012 at a monthly rental rate of $300. The operating lease was renewed on May 15, 2012 and will expire on May 15, 2015. Total rent expenses were $3,600 and $3,600 during the years ended September 30, 2013 and 2012 respectively.

As at September 30, 2013, the Company had an outstanding commitment with respect to the above operating leases, which is due as follows:

Year ending September 30	Amount
2014	$3,600
2015	2,250

Total	$5,850

Telephone Agreement

The Company entered a telephone service agreement with a company that is owned by the CFO of the Company on May 15, 2011 and expires on December 31, 2015 at a monthly rate of $200. Total telephone expenses were $2,400 and $2,400 during the years ended September 30, 2013 and 2012, respectively.

As of September 30, 2013, the Company had an outstanding commitment with respect to the above telephone agreement, which is due as follows:

Year ending September 30                                                                                                                                    Amount

2014                                                                                                                                                                          $   2,400
2015                                                                                                                                                                               2,400
2016                                                                                                                                                                                  600

Total                                                                                                                                                                         $   5,400

Consulting Agreements

During the year ended September 30, 2011, the Company became a party to a consulting agreement with one of the directors of the Company whereby this director provides consulting services in connection with the Company becoming a company whose common stock is quoted on FINRA’s Over-the-Counter Bulletin Board.  In exchange for his services, this director is to receive a flat fee of $15,000, of which $2,000 was paid upon entry into the agreement, $4,000 was paid at the time our registration statement on Form S-1 was filed and $9,000 will be paid upon a registration statement being declared effective by the U.S. Securities and Exchange Commission. As of September 30, 2013, the Company already paid $6,000 to this director for his consulting services performed per the consulting agreement.

During the year ended September 30, 2011, the Company became a party to a consulting agreement with an entity that is majority-owned by a shareholder of the Company whereby this entity provides consulting services in connection with the Company becoming a company whose common stock is quoted on FINRA’s Over-the-Counter Bulletin Board.  In exchange for this entity’s services, this entity is to receive a flat fee of $20,000, of which $3,000 was paid upon entry into the agreement, $6,000 was paid at the time our registration statement on Form S-1 was filed and $11,000 will be upon a registration statement being declared effective by the U.S. Securities and Exchange Commission. As of September 30, 2013, the Company already paid $9,000 to this entity for its consulting services performed per the consulting agreement.

6.	Shareholders’ Equity

On March 18, 2011, the Company authorized 25,000,000 shares of common stock at par value of $0.01. The holders of common stock are entitled to one vote per share. From time to time, the Company has sold common stock to investors for cash.

During the year ended September 30, 2012, the Company sold 357,000 shares of common stock at $0.10 per share, for total cash proceeds of $35,700. Of this amount, 15,000 shares were sold to one director of the Company, and the remaining 342,000 shares were sold to eighteen unrelated shareholders.

During the year ended September 30, 2013, the Company sold 734,000 shares of common stock at $0.10 per share, for total cash proceeds of $73,400. Of this amount, 350,000 shares were sold to five directors of the Company, and the remaining 384,000 shares were sold to outside unrelated shareholders .

7.	Concentrations

The Company has one customer accounting for 100% of the revenue for the years ended September 30, 2013 and 2012.  This customer also accounted for 100% of accounts receivable as of September 30, 2012. This customer is a related party of the Company (see note 8).

8.	Related Party Transactions

On May 16, 2011, the Company entered into a property management agreement with LF George Properties Corp. (“LFGP”) that is owned by the Chairman of the Company and his immediate family members who are also Directors of the Company. Per this property management agreement, the Company provides the property management service for property located in San Francisco and charges a monthly management fee of $3,400 to LFGP. This agreement expired on December 31, 2012, and it was renewed on January 1, 2013 and will expire on December 31, 2015. On August 31, 2012, the Company entered into another property management agreement with LFGP. Per this second property management agreement, the Company provides the property management service for a second property located in San Francisco and charges a monthly management of $400 to LFGP. The Company recorded $45,600 in property management revenue from LFGP during the year ended September 30, 2013. The Company recorded $41,200 in property management revenue from LFGP during the year ended September 30, 2012 and had a receivable of $10,200 from LFGP as of September 30, 2012.

The Company leases an office space from Millbrae Paradise, LLC, a company that is owned by the Chairman of the Company and his immediate family members who are also Directors of the Company under an operating lease which was entered on May 15, 2011 and expired on May 15, 2012 at a monthly rental rate of $300. The operating lease was renewed on May 15, 2012 and it will expire on May 15, 2015. Total rent expenses were $3,600 and $3,600 during the years ended September 30, 2013 and 2012, respectively.

The Company entered into a telephone service agreement AGH Management Corp. which is wholly-owned by the CFO of the Company on May 15, 2011. The Company pays $200 monthly to this entity to retain the telephone service of the Company’s leased office until December 31, 2012. The Company recorded $2,400 in telephone service expenses to this entity during the year ended September 30, 2013. The Company recorded $2,400 in telephone service expenses to this entity during the year ended September 30, 2012 and had $200 payable as of September 30, 2012 to this entity.

The Company incurred $4,000 for consulting services to a director of the Company during the year ended September 30, 2013. The Company paid $1,000 to a director of the Company for consulting service during the year ended September 30, 2012.

The Company also paid $6,000 to an entity that is majority-owned by a shareholder of the Company for consulting services during the year ended September 30, 2013. The Company paid $3,000 to this entity for consulting services during the year ended September 30, 2012.

9. Subsequent Events

The Company evaluated no events subsequent to September 30, 2013 to assess the need for potential recognition or disclosure in this report.

PROSPECTUS

LF GEORGE HOLDINGS, INC.

1,286,000 Shares of Common Stock

[[♦] [♦], 2014]

Until [[♦], 2014] (the 90th day after the date of this Prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a Prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a Prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the offered securities in any jurisdiction where, or to any person to whom, it is unlawful to make any such offer or solicitation. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in our affairs since the date hereof.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by us in connection with the sale and distribution of the Shares offered in this offering. All of the amounts shown are estimated except for the Securities and Exchange Commission (the “SEC”) registration fee.

SEC registration fee_______________	$300
Legal fees and expenses_______________	$40,000
Accounting fees and expenses_______________	$35,000
Miscellaneous expenses_______________	$15,000
Total_______________	$90,300

 Item 14. Indemnification of Directors and Officers.

Our by-laws require us to indemnify any of our officers or directors, and certain other persons, under certain circumstances against all expenses and liabilities incurred or suffered by such persons because of a lawsuit or similar proceeding to which the person is made a party by reason of a his being a director or officer of LF George or our subsidiaries, unless that indemnification is prohibited by law. We may also purchase and maintain insurance for the benefit of any officer which may cover claims for which we could not indemnify a director or officer. We have been advised that in the opinion of the Securities and Exchange Commission, indemnification of our officers, directors and controlling persons under these provisions, or otherwise, is against public policy and is unenforceable.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

Since its inception, the Company has issued the following shares for the following consideration. the Shares mentioned below were issued in reliance on exemptions from registration under Section 4(2) of the Securities Act of 1933, as amended, including Rule 506 of Regulation D. These transactions qualified for exemption from registration because among other things, the transactions did not involve a public offering, each investor was an accredited investor, each investor had access to information about our Company and their investment, each investor took the securities for investment and not resale, there was no general solicitation or advertising in connection with the placement and we took appropriate measures to restrict the transfer of the securities.

Shareholders	Shares Owned	Stock Certificate Issuance Date	Investment Amount
George Lam	3,000,000	7/27/2011	$30,000
Henry Lam	1,000,000	7/20/2011	$10,000
	70,000	1/20/2013	$7,000
Winnie Lam	1,000,000	7/27/2011	$10,000
	70,000	1/20/2013	$7,000
Alex Lam	1,000,000	7/27/2011	$10,000
	70,000	1/18/2013	$7,000
Virginia Lam	1,000,000	7/20/2011	$10,000
	70,000	1/18/2013	$7,000
Elizabeth Lam	1,000,000	7/27/2011	$10,000
	70,000	1/20/2013	$7,000
William Mui	135,000	7/9/2011	$1,350
Genik Real Estate and Investment, Inc.	560,000	7/9/2011	$5,600
Ronnald G. Popp	30,000	3/5/2012	$3,000
Guang Lin	30,000	3/11/2012	$3,000
Rui Zhang & Yong He Wang	30,000	3/13/2012	$3,000
Robert G. Gottschalk	30,000	3/13/2012	$3,000
Jian Hong Huang	30,000	3/13/2012	$3,000
Lei Zhou	30,000	3/13/2012	$3,000
Ying Jie Li	15,000	3/13/2012	$1,500
	10,000	12/13/2012	$1,000
Jain Fei Li	15,000	3/13/2012	$1,500
Joaquin G. Santos	30,000	3/13/2012	$3,000
Yit Ngan Kowk	10,000	3/20/2012	$1,000
See Wah Wong	10,000	3/20/2012	$1,000
Suzanne Lo	15,000	3/20/2012	$1,500
Kit Chan	10,000	3/20/2012	$1,000
Serena Li Yang Pang	10,000	3/20/2012	$1,000
Jingxian Feng	10,000	3/20/2012	$1,000
May Chang	10,000	3/20/2012	$1,000
Charles Lu	20,000	3/22/2012	$2,000
Anthony Wong	12,000	8/15/2012	$1,200
Loletta Wong	10,000	8/15/2012	$1,000
Douglas Darling	10,000	11/16/2012	$1,000
Guo Zhen Zhang Darling	10,000	11/16/2012	$1,000
Frank Li	10,000	12/13/2012	$1,000
Yan Zhu Yu	10,000	12/13/2012	$1,000
Yanxing Zhu	100,000	11/16/2012	$10,000
Hua Qin Wang	10,000	12/13/2012	$1,000
Joseph Tsang	12,000	1/18/2013	$1,200
Susan Tsu	12,000	1/12/2013	$1,200
Patricia Ng	10,000	2/28/2013	$1,000
Samuel Ng	10,000	2/28/2013	$1,000
Perry Wing Ng	90,000	2/28/2013	$9,000
Sanford Wing Ng	90,000	2/28/2013	$9,000
Total	9,786,000		$196,050

Item 16. Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement. Exhibit numbers correspond to the exhibit requirements of Regulation S-K.

Exhibit No.	Description
3.1	Articles of Incorporation, as filed as Exhibit 3.1 to our Registration Statement on Form S-1 filed on August 6, 2013
3.2	Bylaws, as filed as Exhibit 3.2 to our Registration Statement on Form S-1 filed on August 6, 2013
5.1	Opinion of Sanders Ortoli Vaughn-Flam Rosenstadt LLP *
10.1	Management Agreement, dated January 1, 2013, between LFG Management Corp. and LF George Properties Corp.
10.2	Management Agreement, dated August 31, 2012, between LFG Management Corp. and LF George Properties Corp.
10.3	Consulting Agreement, dated March 16, 2011, between William Mui and AGH Management Corp. (the “Mui Agreement”)
10.4	Assignment of Mui Agreement, dated March 16, 2011, to LF George Holdings, Inc.
10.5	Consulting Agreement, dated March 16, 2011, between Genik Real Estate and Investment Corp. and AGH Management, Corp.
14	Code of Ethics (contained on page 19 to 21 of this registration statement)
21	Subsidiary of LF George Holding, Inc., as filed as Exhibit 21.1 to our Registration Statement on Form S-1 filed on August 6, 2013
23.1	Consent of Stephen Wan Accountancy Corporation
23.2	Consent of Sanders Ortoli Vaughn-Flam Rosenstadt LLP
24	Power of Attorney (contained in the signature page to our Registration Statement on Form S-1 filed on August 6, 2013)
* To be filed by amendment

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide certificates in such denominations and registered in such names as required by the purchasers to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Not applicable.

(5) That for the purpose of determining liability under the Securities Act to any purchaser:

(i)            Not applicable.

(ii)           Each prospectus filed pursuant to Rule 424(b) as part of this registration statement, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

(i)           The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)          Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)         The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)         Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(v)          The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Millbrae, State of California, on February 12, 2014.

LF GEORGE HOLDINGS, INC.

By: /s/ George Lam Name: George Lam Title: CEO (Principal Executive Officer) and Chairman

By: /s/ Henry Lam Name: Henry Lam Title: CFO (Principal Financial Officer and Acting Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By: * Name: Alex Lam Title: Director Date: February 12, 2014	By: * Name: Winnie Lam Title: Director Date: February 12, 2014

By: * Name: Suzanne Lo Title: Director Date: February 12, 2014	By: * Name: Virginia Lam Title: Director Date: February 12, 2014

By: * Name: Elizabeth Lam Title: Director Date: February 12, 2014

By: * Name: William Mui Title: Director Date: February 12, 2014

*
The undersigned by signing his name hereunto has hereby signed this registration statement on behalf of the above-named officers and directors on February 12, 2014, pursuant to a power of attorney executed on behalf of each such officer and director and filed with the Securities and Exchange Commission as Exhibit 24 to the Registration Statement.

By:	/s/ George Lam
George Lam Attorney-in-Fact

Appendix B

Appendix C

Form of Legal Opinion

Sanders Ortoli Vaughn-Flam & Rosenstadt LLP
501 Madison Ave.
New York, NY 10022

[------------------------]

LF George Holdings, Inc.
159 El Camino Real
Millbrae, CA 94030

Re: AMENDED REGISTRATION STATEMENT ON FORM S-1/A

Dear Ladies and Gentlemen:

We have acted as counsel to LF George Holdings, Inc. (the "Company"), a Delaware corporation, in connection with the preparation and filing of an amendment to the Company’s Registration Statement on Form S-1 (Registration Number 333-190403,  the "Amended Registration Statement") including a Prospectus ("Prospectus") to be filed on [--------------] covering up to 1,286,000 shares of Common Stock, par value $0.01, being sold to the Public by the selling stockholders as set out in the section of the Amended Registration Statement entitled “Selling Stockholders” attached hereto (collectively, the "Shares").

We have examined copies of the Articles of Incorporation, the By-Laws of the Company, the Amended Registration Statement, and such other corporate records, proceedings and documents, including the consents of the Board of Directors of the Company, as we have deemed necessary for the purpose of rendering this opinion. In our examination of such material, we have assumed the genuineness of all signatures and the conformity to original documents of all copies submitted to us.

We are admitted to the practice of law in the State of New York, and we do not express any opinion as to the laws of any other states or jurisdictions, except as to matters of federal law and the corporate laws of the State of Delaware. The opinion expressed herein is based on the laws of Delaware including applicable statutory provisions, applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

Based upon and subject to the foregoing, we are of the opinion that the Shares, to be issued in accordance with the terms of the offering as set forth in the Prospectus included as part of the Amended Registration Statement, will constitute validly authorized and legally issued Shares, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Amended Registration Statement and to the reference to this firm in the Prospectus.

Very truly yours,